April 30, 2008

U.S. Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Atten. J. Cannarella

Re:  Sonoran Energy, Inc.

File No.: 000-28915

Dear Mr. Cannarella:

Since our last conversation, we have been attempting to reconstruct events that occurred in 2005 to support our selection of a valuation date for the acquisitions that were questioned in your letter dated December 12, 2007.  This has proven to be more difficult than anticipated as we never received certain files from the former management of Baron Oil, Inc.  We believe that the documentation that we have obtained still supports the valuation dates that we selected and will be filing a more formal response within the next 45 days.

Thanks for your patience.

/s/ Andrew G. Williams

Andrew G. Williams

Chief Financial Officer